Results of the Annual General Meeting of Shareholders of Woori Finance Holdings Co., Ltd.

The annual general meeting of shareholders of Woori Finance Holdings Co., Ltd. was held on March 30, 2012 and all five agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda details

1)	Approval of non-consolidated financial statements for the fiscal year 2011

(units: in millions of KRW, unless indicated otherwise)

Total Assets	18,103,004	Revenue	590,149

Total Liabilities	3,888,783	Operating Income	303,450

Capital Stock	4,030,077	Net Income	304,480

Total Shareholder’s Equity	14,214,221	Earnings Per Share (KRW)	375

Approval of dividend for fiscal year 2011 (units: in KRW)

Dividend per common share	250

Dividend per preferred share	—

Total dividend amount	201,503,335,250

2) Approval of amendments to the Articles of Incorporation

3) Appointment of non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Min-Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner, Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Arts (Korean Language and Literature Education), Seoul National University

Hi-Taek Shin	Aug. 6, 1952	1 year / Re-appointment
- Current) Professor of College of Law, Seoul National University
- Attorney-at-law, Kim & Chang Law Firm
- Member, National Economic Advisory Council of Korea
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
- J.S.D., Yale Law School

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) President, Asia-Pacific Association for International
Education; Professor of College of Business Administration, Korea
University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Partner, Barun Law - Bachelor of Law, Chung-Ang University

Hyung-Goo Lee	Nov.18, 1962	2 year/New appointment	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University

•	Total number of directors following the appointments: 8

•	Total number of non-standing directors following the appointments: 7

4) Appointment of candidates for the members of the Audit Committee

Name	Term / Appointment
Hi-Taek Shin	1 year / Re-appointment

Doo-Hee Lee	1 year / Re-appointment

Hun Lee	1 year/ Re-appointment

Hyung-Goo Lee	2 year/ New appointment

•	Total number of Audit Committee members, who are non-standing directors: 5

•	Total number of Audit Committee members, who are not non-standing directors: 0

5) Approval of directors’ compensation limit